          April 13, 2006
VIA COURIER
Mr. Larry Spirgel
Assistant Director
Office of Telecommunications
Mail Stop 3561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compass Diversified Trust and Compass Group Diversified Holdings LLC
Amendment No. 3 to Registration Statement on Form S-1
filed April 13, 2006 File No. 333-130326; File No. 333-120326-01
Dear Mr. Spirgel:
     On behalf of Compass Diversified Trust (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are the responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated March 31, 2006. For your convenience, we have set forth below the Staff’s comments in bold, italic typeface followed by responses to each comment. Reference to “we,” “us” and “our” refer to the Trust and the Company collectively. All responses are those of the Trust and the Company only.
     Concurrently with the submission of this response letter, the Trust and the Company are filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms not otherwise defined herein have the meaning attributable to the analogous terms used in the Amended Registration Statement.
Prospectus Summary, page 1
l.	We note your response to prior comment 2, and we do not agree with your assertion in response to prior comment 24 that disclosing the percentage of net income would confuse investor. As you disclose on page 96, based on the $17.6 million pro forma net income you disclose on page 71, the management fee of $6.8 million would represent

Mr. Larry Spirgel
April 13, 2006

28.3% of net income before the fee. Based on the $12.3 million pro forma net income after overhead that you discuss in response to prior comment 2, the management fee would represent 35.6% of net income before the fee. These amounts are necessary to provide context for your disclosure, including at page 21 in the risk factors, that the amount of management fees may be significant with respect to your net income. Therefore, please revise your summary disclosure to highlight the percentage that your pro forma management fee calculation represents of your net income.

We have revised the disclosure as requested.
2.	Additionally, we note your response that inclusion of a pro forma calculation of the profit allocation would be misleading to investors. In lieu of providing this calculation, include disclosure in the summary highlighting the earliest a profit allocation could be payable to the manager (based upon the acquisition dates of the company’s current businesses) and that the amount of the profit allocation payable to the manager in the future could be considerably greater than the other fees paid to manager pursuant to the management services agreement.

We have revised the disclosure as requested.
Risk Factors, page 14
3.	We note your response to prior comment 4. However, you have not included risk factor disclosure highlighting the board of directors’ inability to control the level of compensation paid to the company’s CEO, Mr. Massoud. Please revise the appropriate risk factor to highlight.

We have revised the disclosure as requested.

We would like to inform the Staff that we have revised the provision of the management services agreement with respect to the offsetting management fees. Under the current management services agreement, the offsetting management fees, payable under the offsetting management services agreements, may not exceed the management fee payable under the management services agreement. We have revised the relevant risk factor discussion for this new provision.
Our Manager, page 60
Management Fee, page 60
4.	Please revise to clarify whether or not the management fee will include, in addition to the adjusted net assets calculation, additional amounts to reimburse your manager for identification, diligence and negotiation of acquisition targets. Your disclosure on page 134 in the paragraph above Market Opportunity suggests that it will.

We have revised the disclosure as requested.

Mr. Larry Spirgel
April 13, 2006

Pro Forma Condensed Combined Financial Statements, page 71
5.	We note your response to comment 7. Please address the following additional comments.
•	Disclose the substance of your response concerning the background information behind the offering including the negotiations leading to the modified management buyout structure as shown on page 7. Also disclose explanations why the purchases prices of the initial businesses represent fair value given the fact that the negotiations are among related parties.

We have revised the disclosure as requested.

•	Explain to us your basis in GAAP supporting your belief that CGI’s non-management interests in the Manager will not impact the Company’s purchase accounting for the transaction.

The 10% of the profit allocation that our Manager has granted to Compass Group Investments, Inc. (“CGI”) through the non-management interests in the Manager is consideration for expected future value to be received by our Manager from CGI in the form of additional profitable relationships. In considering whether CGI’s non-management interests in our Manager impact the Company’s purchase accounting for the transaction, we considered the history of the negotiations with CGI and the totality of the relationship the Manager has historically had, and anticipates it will continue to have, with CGI. Primarily, the management team expects to have future opportunities, which are currently undefined, to work with CGI and its subsidiaries, which may be profitable for the management team. In consideration of this potential continuing relationship and as part of the overall historic relationship and transaction, the management team decided to offer CGI, through its subsidiaries, 10% of the profit allocation to be received from the Company by the Manager, as holder of allocation interests, so as to support the continuation of this relationship.

Furthermore, we believe that the purchase price would not have changed had this 10% not been included in the transaction. In fact, the pricing mechanism (i.e., the multiples of cash flow to be paid for the initial businesses) for the acquisition of the initial businesses was negotiated before the Manager offered CGI the 10% of the profit allocation. As noted above, the Manager provided this 10% of the profit allocation to CGI after it had negotiated the terms of its profit allocation, in an attempt to secure a continuing relationship between the management team and CGI. It will not be given by the Company in connection with the acquisition of the initial businesses.

Also, please note that the Company will be given an opinion by Duff & Phelps, LLC, an independent financial advisory and investment banking firm, relating to the fairness of the purchase price of each of the four initial businesses by the

Mr. Larry Spirgel
April 13, 2006

Company. The Company’s board of directors will evaluate the fairness of these transactions based upon their review of the initial businesses, without taking into consideration at all any interest that CGI may or may not have in the profit allocation.

Pursuant to GAAP, the Company recorded the minority interests, represented by the allocation interests owned by our Manager, on its financial statements. CGI’s non-management interest in our Manager, however, does not create an ownership interest in the Company. CGI’s non-management interests entitle it to receive a certain portion of any profit allocation received by the Manager as a result of the Manager’s allocation interests in the Company. CGI does not have a claim against the Company for the profit allocation; it only has a claim against the Manager for any profit allocation the Manager receives and therefore CGI’s non-management interests in the Manager should not change the accounting for the allocation interests held by the Company.

For example, if Company A had a minority shareholder that held 1% of a preferred security that entitled that holder of such security to a dividend (in this case, the analogy is to our Manager’s right to receive a profit allocation pursuant to the allocation interests), the granting by that minority shareholder of 10% of its dividend to be received pursuant to its equity ownership to another entity that owned a portion of the equity of that entity does not change the accounting for the preferred securities by Company A. The relationship is even further removed where the minority shareholder is an entity itself and the 10% interest in the relevant dividend was given pursuant to a separate and unrelated equity interest. Rather, only the minority shareholder of the preferred security would need to recognize the granting of that dividend percentage. Similarly, the Manager’s granting of a percentage of the profit allocation it is entitled to receive as a holder of allocation interests to an owner of its equity, in this case CGI, does not need to be recognized by the Company but rather only by the Manager in its own financial statements. If the Manager had not offered CGI this 10% of the profit allocation, the Manager would still have maintained the same allocation interests in the Company; thus, this right, and any consideration related thereto, flows to the Manager and not the Company.

•	Clearly indicate under “Relationship with Related Parties,” on page 190, that CGI did not pay any cash consideration for its non-management member interests.

We have revised the disclosure as requested. We would also like to inform the Staff that this information is provided in the section entitled “Our Manager — Overview of Our Manager”.

Mr. Larry Spirgel
April 13, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91
Dividend and Distribution Policy, page 97
6.	We note your revision in response to prior comment 12. Please revise further to clarify your reference to cash sweep obligations in everyday language. Clarify what you mean by “the company is expected to sweep the cash flows.” Disclose more clearly to whom these cash flows will be paid, whether or not the company is obligated to make these payments and what amount you expect them to be.

We have revised the disclosure as requested.

7.	We note your discussion of cash available for distribution or distribution rate on a per share basis throughout the section. Since cash available for distribution is considered a liquidity measure, we object to your discussion or presentation of cash available for distribution or similar measure on a per share basis. As such, please remove such presentation here and elsewhere, as applicable, in the filing, and limit your discussion and presentation to cash available for distribution on a total basis. Refer to Question 11 of the Frequent Asked Questions Regarding the Use of Non-GAAP Financial Measures.

We have revised to delete any reference to per share information in the section entitled “Management’s Discussion and Analysis — Dividend and Distribution Policy”.

We respectfully inform the Staff that the remaining per share information currently provided in the Amended Registration Statement is concerning the dividend amount the Board of Directors of the Company currently intends to declare and pay as the initial dividend to shareholders. As stated in the Amended Registration Statement, this per share amount will be determined by the board of directors after consideration of the current results of operations of the Company’s initial businesses and other available resources, including the third party credit facility. We confirm to the Staff that this per share amount does not represent the amount of cash flow available for distribution divided by the proposed number of shares to be offered in this offering and related private placement transactions.

8.	Refer to the distribution table that reconciles pro forma net income to estimated pro forma cash available for distribution on page 46. Note that the most directly comparable financial measure to cash available for distribution is cash flow from operating activities. While we do not object to your reconciliation that begins with pro forma net income, you should reconcile pro forma net income to cash flow from operating activities first and then arrive at estimated cash available for distribution in the distribution table. Please revise and advise us.

Mr. Larry Spirgel
April 13, 2006

We have revised the cash flow available for distribution table to first reconcile pro forma net income to pro forma cash flow provided by operating activities and then adjusted to arrive at estimated pro forma cash flow available for distribution.
Management Services Agreement, page 183
Offsetting Management Services Agreements, page 183
9.	We note your revisions in response to prior comment 25. Further revise to disclose, in a single location, the amounts payable under the offsetting management services agreements and the transaction services agreements, which are currently at pages 184-185, together with your disclosure of amounts payable, or pro forma, beginning at page 60.

We have revised the disclosure as requested.
Contractual Arrangements with Related Parties, rage 193
10.	We note on page 193, in response to comment 8, you have replaced the reference to an independent valuation firm with a reference to “an independent financial advisor.” We reiterate our request that you provide a consent from the financial advisor.

We have revised the disclosure to identify the independent financial advisory and investment banking firm and included a consent from that firm in the Amended Registration Statement.
Material U.S. Federal Income Tax Considerations, page 207
Tax Considerations for U.S. Holders, page 209
Allocation of Company Profits and Losses, page 210
11.	We note your revision in response to prior comment 34. Although your response indicates that counsel is opining that allocations under the LLC agreement should have substantial economic effect, the revised disclosure is not clear whether or not counsel is opining on this consequence. Specifically, the disclosure in the paragraph immediately preceding Tax Considerations for U.S. Holders, on page 209, indicates that counsel is only opining that the company will be classified as a partnership and that the following discussion of tax considerations is not the subject of counsel’s opinion. Please revise to clarify whether or not counsel is opining on these tax consequences.

We have revised the disclosure as requested.
Management Fees and Other Expenses, page 212
12.	Similarly, your response to prior comment 35 indicates that counsel is opining on the

Mr. Larry Spirgel
April 13, 2006

tax consequences described in this section. However, the revised disclosure is unclear whether or not counsel is opining on this consequence. Please revise to clarify.

We have revised the disclosure as requested.
Financial Statements, page F-1
General
13.	We note your response to comment #37 however, we believe how you intend to account for the Supplemental Put Agreement and its potential impact on your future results of operations and financial position is material information that should be clearly disclosed in your Form S-1. With respect to your accounting for the Supplemental Put Agreement, it appears the put may be under the scope of SFAS No. 133 or SFAS No. 150. Please explain to us your full consideration of this literature and your specific basis in GAAP for your proposed accounting for the Put.

We agree with the Staff that the Supplemental Put Agreement falls within the scope of SFAS No. 150, specifically under bullet number two of the Scope and Requirement section of this statement and as further clarified under paragraph 11 of this statement. We believe that the Supplemental Put Agreement represents an instrument described in the second bullet of SFAS No. 150, which states that “[a] financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets...” should be classified as a liability.

We have revised the disclosure in the section entitled “Management’s Discussion and Analysis — Contractual Obligations” of the Amended Registration Statement, a copy of which is attached, to clearly disclose how we intend to account for the Supplemental Put Agreement upon the closing of this offering and going forward. In general, we will record, through the income statement, any increase or decrease in the company’s liability related to the fair value of the Supplemental Put Agreement, taking into consideration any changes in the estimated profit allocation (which drive the pricing of the Supplemental Put Agreement), as well as any additional value related to the put itself. We have also revised the disclose in our management’s discussion and analysis to reflect that this liability represents an estimate of amounts to ultimately be paid to our Manager, whether as a result of the occurrence of various trigger events or through the exercise of the Supplemental Put Agreement following termination of the Management Services Agreement.

Any payments made pursuant to the profit allocation will reduce this liability accordingly.
14.	Tell us how you determined that the allocation interest in the Company does not represent a derivative as defined in paragraph 6 of FAS 133. Please address each of the criteria set forth in paragraph 6 (a) — (c). If you have relied upon a scope exception

Mr. Larry Spirgel
April 13, 2006

from FAS 133 in making your determination that the allocation interest represents equity and not a derivative, please specify which exception you are relying upon.

In evaluating how and whether to account for the allocation interests in light of SFAS 133, we took a variety of factors into consideration. As an overview, we do not believe SFAS 133 applies to the allocation interests in that the lead in to Paragraph 6 of SFAS 133 (which sets out the basic criteria for determining applicability) suggests that “a derivative is a financial instrument or other contract (emphasis added)”.

Unlike any number of financial instruments or other contracts covered by SFAS 133, the allocation interests in the company are a class of the company’s equity under the company’s governing operating agreement. In that regard, the allocation interests are comparable to preferred stock of a corporation that entitle the holder thereof, pursuant to a corporation’s governing documents, to a liquidation preference based on a formula tied to such corporation’s net profit or a distribution of cash flow or net income on a periodic or trigger event basis. We are not aware of any circumstances or situations where preferred stock or the distributions rights described in the preceding sentence have been characterized as a derivative or a financial instrument or other contract to be accounted for as a derivative. Indeed, profit-sharing rights are fundamentally equity in nature; they do not arise out of contract or creditor principles. In short, the allocation interests do not entitle the Manager to contractual rights akin to rights of the creditors of the Company.[1] In that regard, Section 18-607 of the Delaware Limited Liability Company Act provides that distributions in respect of equity interests, such as membership interests and the allocation interests, are effectively subordinate to the rights and claims of creditors of the company. The allocation interests simply carry the right to receive a profit allocation subject to the limitations of Section 18-607. As a result, we believe it is inappropriate to characterize the allocation interests as a contract or contractual obligation (i.e., a “financial instrument or other contract”) that would fall within the premise of SFAS 133.

However, beyond our fundamental determination that SFAS 133 does not apply to non-contractual equity interests such as the allocation interests, for further clarification, we also examined criteria (a) through (c) of Paragraph 6, keeping in mind that a derivative within the meaning of SFAS 133 must have “all three of the following characteristics...” In fact, we believe the allocation interests have none of the three characteristics, although failure to meet any of the three criteria individually would mean that the allocation interests would not be treated as a derivative under SFAS 133. We discuss each of the three criteria below:

[1]	We also note that while the term “financial instrument” has broad applicability in financial accounting, we believe that the Board in Paragraph 6 intended to capture those financial instruments that are contracts or that contain contract-like features in light of the reference to “other” contracts (implying that the financial instruments covered are contracts themselves). We would further point to the Board’s use in paragraph 6(b) of the phrase “required for other types of contracts” as evidence of their intention.

Mr. Larry Spirgel
April 13, 2006

(a)	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both.
•	We believe the allocation interests do not have an underlying.

•	Specifically, an “underlying” is described as “a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates or other variable (including the occurrence or nonoccurrence of a specified event such as a scheduled payment under a contract). An underlying may be a price or rate of an asset or liability but is not the asset or liability itself.”

•	The allocation interests are an equity interest in the Company that entitles the Manager to receive a share of the Company’s profit. While the amount of the profit share is determined by reference to a formula, such formula does not represent a tracking mechanism (i.e., the allocation interests are not a form of tracking stock). In this regard and in SFAS 133 terms, the allocation interests are not a rate or price, but rather a component of the asset or liability itself — that asset being the equity of the Company, which entitles the holder to directly receive a participation in the company’s profits. The allocation interests are not an index that is driven by the performance of the Company, but, rather, a class of equity entitling the holder to directly participate in the results of the Company based on the Company’s performance.
(b)	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
•	Once again, we point here to the language “required for other types of contracts” as reflective of the Financial Accounting Standards Board’s intention to characterize only those instruments that are contracts or that have contract-like rights as derivatives. As discussed above, the allocation interests are comparable to shares of preferred stock and are not contracts or contract-like obligations. As a shareholder would be required to do with respect to shares of common or preferred stock, the Manager purchased its 1,000 allocation interests for $100,000.
(c)	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
•	Paragraph 9 comments on the notion of net settlement as follows:

Mr. Larry Spirgel
April 13, 2006

A contract fits the description in paragraph 6(c) if its settlement provisions meet one of the following criteria:
a.	Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract.
•	We believe (a) is not applicable to the allocation interests. First, we believe there is no underlying, as the holder of the allocation interests has direct rights with respect to the assets of the Company — the Company’s profits. While the amount of the profit sharing is determined by reference to a formula, such formula does not represent a tracking mechanism (i.e., the allocation interests are not a form of tracking stock). Second, by definition, the allocation interests specifically give the holder equity rights with respect to the Company and a right to share in the Company’s profits; the allocation interests do not represent an interest derived from the Company’s profits.
b.	One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.
•	With respect to (b), there is no such market mechanism in the case of the allocation interests or the rights to directly participate in the Company’s profits such interests carry, nor any opportunity for offsetting contracts with respect thereto. Again, we would note the reference to contract rights, as opposed to actual ownership of equity.
c.	One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash. Another example is a swaption—an option to require delivery of a swap contract, which is a derivative.

Mr. Larry Spirgel
April 13, 2006

•	We believe (c) does not apply to the allocation interests, as there is no delivery of assets in settlement or cancellation of a ‘contract’; first, the allocation interests do not represent a contract and, second, the payment of profit allocation does not settle or cancel a contract. The allocation interests represent the right to share, by means of equity distributions, in the profits of the Company, which are calculated by reference to a specified formula. Like common or preferred stock that entitles the holder to receive dividends and other distributions, the allocation interests will remain outstanding (i.e., not settled or canceled) so long as they are not repurchased by the Company.
Beyond our determination that the allocation interests are neither contractual in nature nor meet any of the requirements under paragraph 6 (a) through (c), all of which must be met for derivative treatment, we also believe that SFAS 133 also contains at least two other exceptions that would place the allocation interests beyond the scope of coverage.
First, paragraph 10(e) exempts from the coverage of SFAS 133 derivatives that are not exchange-traded if the underlying on which the settlement is based is “the price or value of . . . a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash . . . “ While we continue to believe that the allocation interests are not a contract and do not have an “underlying” as defined in SFAS 133, by definition any underlying that would exist would be based upon the value of the Company’s initial businesses, the sale of any one of which would trigger a profit allocation, which are nonfinancial assets of the company not readily convertible to cash. As such, if SFAS 133 were to be otherwise applicable to the allocation interests, we believe that paragraph 10(e) would provide an exemption from coverage of SFAS 133.
Second, paragraph 11(a) of SFAS 133 provides that “the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”
As with paragraph 10(e) above, we continue to believe that the allocation interests are not a contract, but specifically with regard to the exemption provided in 11(a), the value of the allocation interests is aligned with the value of the reporting entity’s own stock (i.e., the trust shares) in that the value of both classes of interests in the Company will move in tandem. In addition, the allocation interests are classified in stockholders equity in the Company’s statement of financial position. As such, we believe that paragraph 11(a) also would provide an exemption from the coverage of SFAS 133 for the allocation interests.
In giving consideration to the above factors, we have determined that the allocation interests are appropriately not characterized as a derivative under SFAS 133.

Mr. Larry Spirgel
April 13, 2006

15.	Notwithstanding our above comment on whether the allocation interest is a derivative, you appear to have determined that the allocation interest in the Company represents a form of equity. Tell us the consideration given to EITF Topic D-98 and FAS 150.

The scope of EITF Topic D-98 and SFAS 150 are redeemable securities of various types. The allocation interests have no mandatory redemption provisions in and of themselves. There is, however, a supplemental put agreement that would require the Company to repurchase the allocation interests under certain conditions. We refer you to our response to comment #13 above in which we discuss the applicability of SFAS 150. With regard to EITF Topic D-98, while the Staff has not asked us to consider the applicability of this to the supplemental put agreement, we refer the Staff to paragraphs 22 — 24 of D-98 and our response to comment #13, in which we discuss the applicability of SFAS 150 to the supplemental put agreement.

16.	We note your response to prior comment 38. While we understand that the profit allocation is based upon the occurrence of a trigger event, one of those events, the holding event, takes place based upon the passage of time. It remains unclear to us why you believe it appropriate to wait until such time as the event actually occurs before any amount is accrued for the payment of the profit allocation. Please provide us with a detailed analysis of the literature you are relying upon in reaching your conclusion.

Please see our response to comment #13. Because the liability recorded for the Supplemental Put Agreement includes a component related to profit allocation, we believe that liability recorded associated with the fair value of the Supplemental Put Agreement will also represent, at a minimum, the liability for profit allocation that may be accrued but is not yet payable to our Manager. As noted above, any amounts paid pursuant to the profit allocation provisions, reduces the fair value of the Supplemental Put Agreement, and the associated liability, commensurately. Conversely, should the put be exercised, the allocation interests would be transferred back to the company, and accordingly, any associated liability for profit allocation would be eliminated.

Our management’s discussion and analysis has been revised to disclose the manner in which we will account for the Supplemental Put Agreement. We will include, in management’s discussion and analysis in periodic reports filed with the Commission, a discussion of the liability associated with the Supplemental Put Agreement that clearly indicates that this liability represents an estimate of amounts to be paid to our Manager, whether through the occurrence of a trigger event or through the exercise of the Supplemental Put Agreement following termination of the Management Services Agreement.

With respect to both comment #13 and comment #16, we have revised the “Risk Factors” section of the Amended Registration Statement to include a risk factor discussion, as requested.

Mr. Larry Spirgel
April 13, 2006

17.	We are considering your response to comment 39. It appears Compass Group Diversified Holdings LLC may be a variable interest entity. Please provide us your analysis of the Company under FIN 46R, addressing its structure and contractual arrangements both prior to the initial public offering and after the acquisition of the initial businesses.

Following this offering and acquisition of the initial businesses, it appears clear that the Company should be consolidated with the Trust. Upon completion of this offering, the Company’s trust interests will be owned 100% by the Trust while the allocation interests will be owned by the Manager. The funding for the acquisition of the initial businesses is largely dependent upon the proceeds from the issuance of the Trust shares. The Company would not have sufficient equity to permit the Company to finance its activities or allow it to enter into its contemplated third party credit facility without this funding. Consolidation under the Trust is required since the Trust shareholders will have the right to elect a majority of the Company’s board of directors who, in turn, control the Company. See the following response to comment #18 for a further discussion of the control issue.

In addition, paragraph 14 of Fin 46(R) states that, “an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest expected losses, receive a majority of the entity’s expected residual returns or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing the majority of the losses shall consolidate the variable interest entity”. Although residual returns are split with the Manager through its allocation interests, the Trust shareholders will fully absorb any losses sustained by the Company. The Manager is only at risk for its $100,000 investment whereas the Trust shareholders are at risk for $300 million ($210 million or 70% of equity when excluding the investments by CGI and Pharos I LLC) thus further requiring consolidation under the Trust.

As explained in the response to comment #102 in our response letter dated February 2, 2006, we believe that it was prudent to reflect the consolidation of the Company under the Trust since this will be the structure upon the completion of the proposed offering and will be most transparent presentation to investors. We believe that a different presentation will create confusion for investors.
18.	We note in the last paragraph of your response to comment 39 your explanation of the functions of the Board of Directors. In light of the inability of the board of directors to terminate the management services agreement except under the extraordinary

Mr. Larry Spirgel
April 13, 2006

circumstances, as disclosed on page 186, we are unclear how the board “effectively controls” the Company. Explain to us the substantive powers of the Board of Directors to make operating decisions of the Company without the influence of or requiring the participation of the manager.

We have revised the terms of the management services agreement to provide that the Company may now terminate the management services agreement based on a majority vote by the board of directors and a vote by holders representing a majority of Trust shares, without the occurrence of any specific event or trigger. If the Company’s board of directors determines, for any reason whatsoever, to terminate the management services agreement, the Company’s board of directors is only required to vote on such termination of the management services agreement and seek ratification of such termination by the holders of Trust shares. Therefore, we believe that the Company exercises adequate and customary authority over the continued engagement of the Manager and with respect to the Company’s obligations under the management services agreement; we do not believe that the Company’s rights will be limited to “extraordinary circumstances”.

In addition, the Company’s board of directors is not limited in its right to direct the management and policies of the Company (i.e., its rights to exercise control over the Company). In this respect, while the Company’s board of directors may seek, or in certain limited circumstances be required to seek, a recommendation from or the advice of the Manager with respect to specified events (e.g., acquisition and disposition opportunities), these rights or activities of the Manager do not restrict or otherwise limit the board of directors’ ultimate ability or authority to direct the fundamental activities of the Company. Based upon the powers of the board, the entire board of directors, which is comprised of a majority of independent directors, have the responsibility for managing the business affairs of the Company, subject to fiduciary obligations under applicable law.

19.	We note in your response to comment 7 that certain members of management will receive approximately $6.0 million, of which a substantial portion represents profits payments. Revise the financial statements of the businesses to be acquired to reflect an accrual for this management compensation. We view this compensation to be paid to the manager as a cost of doing business incurred by CGI on behalf of its subsidiaries. Refer to the guidance in SAB Topic 1:B.1 and SAB Topic 5:T.

We respectfully disagree with the Staff’s interpretation that the $6 million payment is compensation to be paid to the Manager as a cost of doing business incurred by CGI on behalf of the initial businesses. In short, this payment represents a payment with respect to partnership interests owned by members of our management team in various partnerships. This payment does not represent a payment in respect of a sale of any direct interest in the initial businesses and does not otherwise relate to services provided with respect to any specific business. We discuss this structure in more detail below.

Mr. Larry Spirgel
April 13, 2006

As disclosed in the Amended Registration Statement, each of the entities selling their controlling interest in the initial businesses is a partnership. For example, Compass Crosman Partners, LP is the entity selling its controlling interest in Crosman Acquisition Corporation. Each of these limited partnerships has a general partner, a sole limited partner and a special limited partner and can be summarized generally as follows: (i) the general partner is Navco Management, Inc. (“Navco”, an affiliate of CGI), (ii) the sole limited partner is CGI, through an intermediate partnership, and (iii) the special limited partner is owned by the members of our management team. The structure for these partnerships was established by CGI and certain members of our management team in 1998 as a form of incentive equity compensation from CGI to our management team for the services provided by our management team to CGI, including sourcing, evaluation, screening, diligence, and negotiation of numerous transactions annually on behalf of CGI. Some of these transactions were consummated; most were not.

Since 1998, our management team has evaluated hundreds of transactions on behalf of CGI. In this regard, these partnership arrangements, by which our management team is rewarded for profits achieved by CGI on a cumulative basis, relates to our management teams’ efforts on behalf of CGI generally and are not related to any one transaction specifically.

In calculating the amounts owned under the profit allocations, reference is made to the collective performance of CGI’s acquisitions, which were sourced, evaluated, diligenced and negotiated by our management team. For example, as described above, the members of our management team are represented in Compass Crosman Partners, LP as a special limited partnership interest through a limited partnership that they own named Lighthouse Fund Investments II, LP (“Lighthouse”). A similar arrangement exists with respect to each of the eleven businesses that CGI has acquired pursuant to the services provided by our management team, including the initial businesses. These special limited partnership interests owned by our management team (through partnerships like Lighthouse that our management team controls) have provisions defining varying levels of partnership profit allocations to be paid to CGI, on the one hand, and the partnerships owned by our management team, on the other hand, which levels depend on the cumulative performance goals of all of CGI’s investments. None of these provisions in the various partnership agreements describe or require any services to be performed for or on behalf of any of the businesses that CGI has acquired or create any sort of obligation for any of initial businesses to pay profit allocations or other distributions to our management team.

Furthermore, the sale of one business alone does not drive any specific partnership profit allocation. Rather, it is the accumulation of the performance of all the businesses owned by CGI, measured at any time there is a sale of any individual business, that determines the payment of any partnership profit allocation on the special limited partnership interest owned by our management team. For example, had prior businesses acquired by CGI and managed by The Compass Group on their behalf not performed as they have (either better or worse), this would have had a material impact on the amount of partnership

Mr. Larry Spirgel
April 13, 2006

profit allocation due to members of our management team at this time. In this particular case, the high level of profits achieved by CGI upon sale of CPM Acquisition Corp., a company acquired by CGI in 2001 and sold in 2003 (as well as profits on the sale of other businesses owned by CGI, including Patriot Capital Funding, Inc. and Personnel Group of America, Inc.) were primarily responsible for positioning our management team to receive profit allocations for CGI following the sale of the initial businesses by CGI, pursuant to the various partnership agreements, which operate in the aggregate and not on any individual basis or with respect to any individual investment. In other words, while the sale of these four initial businesses by CGI triggers a calculation of partnership profit allocation, the amount of any particular partnership profit allocation is based solely on the cumulative profits achieved by CGI with respect to its investment pool of acquired businesses that has grown pursuant to the services provided by our management team.

We do not believe the payment of any partnership profit allocation reflects an expense that the parent incurred on behalf of the subsidiary as described in the guidance under SAB Topic 1:B.1 and SAB Topic 5:T.

The profit allocations are not in respect of services being provided to the initial businesses. They are in respect of services being provided to CGI by our management team prior to the acquisition of businesses, including sourcing, evaluation, diligence and negotiation of numerous opportunities. The goal of these activities is to identify and capture attractive acquisition opportunities to allow CGI to build its assets. In general, while some of the acquisitions pursued by our management team on behalf of CGI were consummated, the vast majority were not.

The individual management services agreements with each business owned by CGI (which are reflected on the underlying business’ books) are in respect of ongoing services provided by our management team to each such business specifically. Importantly, should our management team cease to provide services for CGI or any of the businesses owned by CGI, it is likely that CGI or the businesses owned by CGI would terminate these management services, which they each have the right to do; however, there is no right on the part of either CGI or CGI’s businesses to terminate or reduce the profit allocations that would be due to our management team upon the ultimate sale of any of CGI’s businesses, as the profit allocations were earned pursuant to the identification process described above. Thus, payment of the partnership profit allocations do not relate to the management of any specific business or for services provided to any specific business by our management team; the partnership profit allocations are an obligation of CGI with respect to past services by our management team on its behalf.

In terms of obligation to pay, there is no obligation between any of the four initial businesses and any of the members of our management team, including in respect of the special limited partnership interests they own, or any other entity; the obligation for payment of partnership profit allocations resides solely with CGI, which obligation is set forth in the various partnership agreements relating to profits achieved with respect to CGI’s investment pool of businesses acquired. If Navco, as general partner of this

Mr. Larry Spirgel
April 13, 2006

partnership, were to fail to make the appropriate partnership profit allocation to the special limited partnership interest owned by our management team, neither that entity nor any of our management team would have any claim against any of the initial businesses; in such a case, our management team’s claim would reside solely against Navco, as general partner in the selling partnership, and the other partner therein (i.e., the sole limited partner owned by CGI).

Likewise, our management team would have no claim against the minority interest holders in each of the initial businesses, as they are not a party to the selling partnerships (i.e., they are not a party to the relevant partnership agreements that give rise to the payment of profit allocations) with respect to each of the initial businesses. In this respect, the payment of any partnership profit allocation does not, in any way, impact the profits or proceeds that minority interest holders would be entitled to upon a sale of any of the initial businesses.

The recording of these profit allocations as expenses of the various initial businesses would improperly affect the operating results of the initial businesses as the relationship driving these partnership profit allocations exists between CGI and our management team and is related to services not provided to the initial businesses, but, rather, for CGI directly prior to the acquisition of businesses. Moreover, the inclusion of the profit allocation provisions of the various partnership agreements are predicated on the performance of a number of businesses owned by CGI, not any specific business, including the initial businesses or otherwise. The nature of this payment is substantially different than those described in the guidance under SAB Topic 1:B.1 and SAB Topic 5:T.

Finally, please note that the amount of partnership profit allocations themselves is not determinable in advance of a sale of CGI’s interests in the initial businesses, as it is wholly dependent upon the successful sale any one of the businesses and will ultimately be determined by reference to the cumulative profits achieved by CGI with respect to its owned businesses subject to the partnership agreements in which our management team are partners, generally. If the proceeds from such sale, in combination with the prior performance of CGI’s other owned businesses, yield profits to CGI above certain hurdles on their cumulative investments in these businesses, partnership profit allocations would be payable to our management team in respect of their special limited partnership interests in the selling partnerships. Therefore, the amount of partnership profit allocations is not estimable or probable until the completion of a sale of one of CGI’s businesses.
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Mr. Larry Spirgel
April 13, 2006

     If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus